Exhibit 99.2

February 2, 2018

TO:	Canadian Securities Regulatory Authorities

Dear Sirs/Mesdames:

Re:	Norbord Inc.

We advise of the following with respect to the upcoming Annual Meeting of Shareholders of Norbord Inc.:

Meeting Type:	Annual Meeting

Record Date for Notice of Meeting:	March 5, 2018

Record Date for Voting (if applicable):	March 5, 2018

Beneficial Ownership Determination Date:	March 5, 2018

Meeting Date:	May 3, 2018

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements: NAA for Beneficial Holders NAA For Registered Holders	Yes Yes

NAA Stratification	Not applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	65548P403	CA65548P4033

Yours truly,

/s/ Elaine G. Toomey

Elaine G. Toomey

Assistant Corporate Secretary

Norbord Inc.	Main Tel (416) 365-0705
Suite 600	Main Fax (416) 777-4419
One Toronto Street	www.norbord.com
Toronto, Ontario
M5C 2W4